SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Fourth quarter and full year 2010 London 1 February 2011	Top of page 1

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
4,295	1,785	5,567	Profit (loss) for the period(a)	(3,719)	16,578
(848)	62	(953)	Inventory holding (gains) losses, net of tax	(1,195)	(2,623)
3,447	1,847	4,614	Replacement cost profit (loss)	(4,914)	13,955

18.38	9.83	24.55	- per ordinary share (cents)	(26.17)	74.49
1.10	0.59	1.47	- per ADS (dollars)	(1.57)	4.47

•   BP's fourth-quarter replacement cost profit was $4,614 million, compared with $3,447 million a year ago. For the full year, replacement cost loss was $4,914 million compared with a profit of $13,955 million a year ago.

•   The group income statement for the fourth quarter and full year reflects a pre-tax charge of $1.0 billion and $40.9 billion respectively related to the Gulf of Mexico oil spill. All charges relating to the incident have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 3 - 5, Note 2 on pages 24 - 29 and Legal proceedings on pages 34 - 38. Further information on BP's fourth-quarter results is provided below.

•   Non-operating items and fair value accounting effects for the fourth quarter, on a post-tax basis, had a net favourable impact of $250 million compared with a net unfavourable impact of $937 million in the fourth quarter of 2009. For the full year, the respective net unfavourable impacts were $25,436 million and $622 million. See pages 6, 20 and 21 for further details.

•   The effective tax rate on replacement cost profit or loss for the fourth quarter and full year was 34% and 32% respectively, compared with 34% and 33% a year ago. Excluding the impact of the Gulf of Mexico oil spill, the effective tax rate for the fourth quarter was 33% and for the full year was 31%. In 2011, we expect the effective tax rate to be in the range 32-34%.

•   Including the impact of the Gulf of Mexico oil spill, net cash used in operating activities for the fourth quarter was $0.2 billion and net cash provided by operating activities for the full year was $13.6 billion, compared with net cash provided in the same periods of last year of $7.3 billion and $27.7 billion respectively. The amounts for 2010 included a net cash outflow of $5.4 billion and $16.0 billion for the fourth quarter and full year respectively relating to the Gulf of Mexico oil spill.

•   On 14 January 2011, BP and Rosneft Oil Company (Rosneft) announced that they had agreed a strategic global alliance. BP and Rosneft have agreed to seek to form a joint venture to explore and, if successful, develop three licence blocks on the Russian Arctic continental shelf. BP and Rosneft have entered into a related share swap agreement whereby, upon completion, BP will receive approximately 9.5% of Rosneft's shares in exchange for BP issuing new ordinary shares to Rosneft with an aggregate value of approximately $7.8 billion (as at close of trading in London on 14 January 2011), resulting in Rosneft holding 5% of BP's ordinary voting shares. See further information in Note 6 on page 31, Note 10 on page 33 and in Legal proceedings on page 38.

• Our 2010 reported reserves replacement ratio(b), excluding acquisitions and disposals, was 106% (details of which will be provided in BP Annual Report and Form 20-F 2010).

•   Following a strategic review, we intend to divest the Texas City refinery and the southern part of our US West Coast Fuels Value Chain, including the Carson refinery, by the end of 2012 subject to all necessary legal and regulatory approvals. BP will ensure current obligations at Texas City are fulfilled.

•   BP announced the resumption of quarterly dividend payments. The quarterly dividend to be paid on 28 March 2011 is 7 cents per share ($0.42 per ADS). The corresponding amount in sterling will be announced on 14 March 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

(a)	Profit (loss) attributable to BP shareholders.
(b)	Includes both subsidiaries and equity-accounted entities.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 13.

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Group headlines (continued)

•   Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $346 million for the fourth quarter, compared with $302 million for the same period last year. For the full year, the respective amounts were $1,123 million and $1,302 million.

•   Cash costs(a) for the fourth quarter and full year were slightly lower than in the same periods a year ago. In 2011 we expect a slight increase. Cash costs do not include amounts relating to the Gulf of Mexico oil spill.

•   Total capital expenditure for the fourth quarter and full year was $5.5 billion and $23.0 billion respectively. Organic capital expenditure(b) in the fourth quarter and full year was $5.2 billion and $18.2 billion respectively. Organic capital expenditure for 2011 is expected to be around $20 billion. Disposal proceeds were $7.4 billion for the quarter, including $4.9 billion for deposits received relating to transactions expected to complete in subsequent periods. For the full year, disposal proceeds were $17.0 billion, which included $6.2 billion of deposits at 31 December 2010. We plan to deliver around $13 billion of further disposal proceeds in 2011.

• Depreciation, depletion and amortization in 2011 is expected to be around $0.5 billion higher than in 2010.

•   Net debt at the end of the quarter was $25.9 billion, compared with $26.2 billion a year ago. The ratio of net debt to net debt plus equity was 21% compared with 20% a year ago. The group intends to reduce the net debt ratio to within the range of 10% - 20%.

(a)
Cash costs are a subset of production and manufacturing expenses plus distribution and administration expenses. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items, and certain costs that are variable, primarily with volumes (such as freight costs). They are the principal operating and overhead costs that management considers to be most directly under their control although they include certain foreign exchange and commodity price effects.

(b)
Organic capital expenditure excludes acquisitions and asset exchanges, and the accounting for our transaction with Value Creation Inc. and for the purchase of additional interests in the Valhall and Hod fields in the North Sea (see page 18).

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Gulf of Mexico oil spill

During the fourth quarter of 2010 and through January of this year, we completed the substantial majority of subsea oil spill response activity and continued to monitor the surface and shoreline of the Gulf of Mexico, cleaning and recovering any identified oil deposits.

Subsea operations

During the fourth quarter, we completed the plugging and abandonment (P&A) of the Macondo well, having at the end of September completed these activities in respect of the first relief well drilled in response to the accident. Activities to plug and abandon the second relief well are in progress and we expect to complete these in early March 2011. On 8 January, we completed recovering and securing the subsea infrastructure used for the various containment systems.

The majority of the vessels involved in the response have now been decontaminated, with the remaining 25 expected to be completed by the end of April 2011. The only further outstanding work at the source will be the completion of seabed and seismic surveys of the area and the recovery of the diesel from the Deepwater Horizon rig. Transocean has the responsibility for recovering the diesel fuel, and BP has asked Transocean to take the lead in doing so. In consideration of the weather conditions, it is anticipated that the seabed and seismic surveys will take place at the end of first quarter of 2011.

Surface and shoreline operations(a)

No significant volumes of oily liquid have been recovered from the surface of the Gulf of Mexico during the fourth quarter, or indeed since 21 July. Along the beaches and marshes, activities have continued according to requirements as they have evolved. Deep cleaning has been performed, utilizing various technologies, mechanical equipment and manual labour, and this work continues. The teams continue to recover tar balls and tar mats in some locations. BP and the US Coast Guard (USCG) are working closely with state and local officials to clean Gulf Coast beaches before the 2011 spring and summer tourism seasons. BP and USCG remain ready to respond if any additional clean-up is required along the Gulf Coast shoreline.

At the same time, sites, equipment, hired vessels and manpower have been demobilized as and when they are no longer required to support operations. During the fourth quarter, the number of operational sites has reduced from approximately 90 to 79, the vessels on hire from approximately 3,100 to approximately 360, and the number of personnel from approximately 20,000 to approximately 6,200 at the end of the year. BP has sought to manage these efforts effectively and efficiently, while endeavouring to achieve a continuously improving safety culture.

As of 31 December, more than 98.8% of federal waters formerly closed for fishing in the Gulf of Mexico had been re-opened. Only 1,041 square miles immediately surrounding the Macondo wellhead still remain closed to all fishing, while an additional 4,200 square miles remain closed specifically for certain deepwater shrimping.

(a)
Operational data is derived from the Gulf Coast incident management team (GC-IMT) and changes on a daily basis. As of 20 September 2010, the GC-IMT consolidated the former Unified Area Command (UAC) and local incident command posts.

Restoration, research and other donations

The Operational Science Advisory Team of the UAC released its report on the Deepwater Horizon oil spill during the fourth quarter. The report presents the findings of more than six months of subsurface monitoring in the Gulf and gives the response organization detailed information about where further recoverable oil remains. It also includes chemical analysis of nearly 17,000 water and sediment samples, collected between May and October for environmental review.

In the very near shore, scientists observed tar mats or indications of tar mats in shallow, sub-tidal areas. Traces of oil residues were also found in deepwater sediments near the wellhead. Based on this information, the federal on-scene commander (FOSC) has directed response teams to focus assessment and recovery efforts on the potentially recoverable near-shore oil.

None of the water samples examined has exceeded the Environmental Protection Agency's (EPA) benchmarks for either human health or dispersant concentration. Although no recoverable offshore oil was identified through this sampling effort, continued sampling and monitoring activities will be conducted as part of the Natural Resource Damage Assessment (NRDA) process.

On 1 November, BP announced plans to contribute $48 million in Louisiana over three years in support of seafood safety and testing efforts, including donations of $10 million a year to the Louisiana Wildlife and Fisheries Foundation for the marketing of Louisiana Gulf seafood and $6 million a year to test seafood for oil, dispersant and other spill-related impacts. BP will also continue to fund seafood testing programmes in Florida until the end of 2013, using the NOAA/FDA protocol. Agreements with Mississippi and Alabama are under discussion.

In addition, BP announced that it will donate $30 million over three years to the Louisiana Department of Culture, Recreation and Tourism to support the marketing of Louisiana as a tourist destination.

BP has now contributed a total of $260 million under its agreement to fund the $360-million cost of six berms in the Louisiana barrier islands project.

BP has granted additional funds totalling $249 million to federal, state and local governments in support of tourism, behavioural health and social services.

BP and the Gulf of Mexico Alliance appointed an equal number of research scientists to the governing board of the Gulf of Mexico Research Initiative (GRI) and, in December, the GRI held its first meeting.

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Gulf of Mexico oil spill (continued)

National Commission report

BP has co-operated fully with the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling, which released its full report of its investigation on 11 January 2011. Given the emerging consensus that the Deepwater Horizon accident was the result of multiple causes involving multiple parties, we support the Commission's efforts to strengthen industry-wide safety practices. We are committed to working with government officials and other operators and contractors to identify and implement operational and regulatory changes that will enhance safety practices throughout the oil and gas industry. Even prior to the conclusion of the Commission's investigation, BP instituted changes designed to further strengthen safety and risk management. These changes include the creation of a new Safety & Operational Risk function, reporting directly to group chief executive Bob Dudley, that will provide independent oversight of operational decisions involving safety.

Claims process and trust fund

The Gulf Coast Claims Facility (GCCF) was established to administer and manage individual and business claims, with claim payments being made from the Deepwater Horizon Oil Spill Trust fund. During the fourth quarter, payments from the trust fund in respect of individual and business claims amounted to $2.1 billion. In total during 2010, payments made in respect of individual and business claims from the trust fund and directly by BP, which handled such claims until 22 August, amounted to $3.2 billion.

The deadline for filing applications for Emergency Advance Payments (a GCCF protocol established for claimants experiencing hardship resulting from certain damages incurred due to the oil spill) ended on 23 November 2010. Kenneth R. Feinberg, the independent administrator of the GCCF, announced during the quarter that the GCCF would begin providing additional compensation to eligible claimants, who will have the opportunity to choose one of three compensation alternatives. These include a one-time 'quick pay' disbursement of $5,000 for an eligible individual, or $25,000 for an eligible business, in return for executing a release of liability releasing claims against BP and all other potentially liable parties (except for claims for bodily injury and mental health injury, unless expressly settled, and claims under securities laws). The 'quick pay' alternative is available to those eligible claimants who have already received an emergency payment from the GCCF and by 24 January 2011, 81,009 claimants had filed applications for 'quick pay' settlement terms. Also available is a lump-sum final payment for all documented past, present and future damage, which also includes executing a release of liability releasing claims against BP and all other potentially liable parties (except for claims for bodily injury and mental health injury, unless expressly settled, and claims under securities laws); or quarterly interim payments for documented past damage not previously covered by emergency payments (which do not require execution of a release of liability).

The GCCF received 378,103 new individual and business claims during the quarter, making a total of 468,869 for the year. It paid 142,254 claims in the fourth quarter and 187,343 during the year, of which 18,995 were final payments. During the quarter, more than 290,000 claims were denied or judged not eligible for an emergency payment.

Payments totalling $235 million during the fourth quarter, and $1.1 billion during 2010, were approved from the trust fund and by BP to government entities for claims and response and removal advances. 147 such claims were received during the fourth quarter, bringing the total number for the year to 787. Payments were made in respect of 140 such claims during the quarter and 609 in 2010.

Asset disposal programme

During the fourth quarter, BP entered into several further agreements as part of its plan, announced in July 2010, to make disposals of up to $30 billion by the end of 2011 to help the group meet the financial obligations arising from the accident. By the end of 2010, we had agreements in place to secure almost $22 billion of this target. (See pages 8 and 10 for further information.) We will continue to identify further assets that may be strategically more valuable to others than to BP as we complete the programme.

Legal proceedings

See pages 34 - 35 for information on legal proceedings and investigations arising for BP from the incident.

Financial impact of the response

The group income statement for the fourth quarter reflects a further pre-tax charge of $1.0 billion in relation to the Gulf of Mexico oil spill, making a total of $40.9 billion for the year. The income statement charge for the year comprises costs incurred up to 31 December 2010, estimated obligations for future costs that can be estimated reliably at this time and rights and obligations relating to the trust fund. The fourth-quarter charge reflects higher costs than previously provided in relation to operational response activities, costs for claims administration, and as a result of a change in the discount rate for the liability to fund the Trust, partially offset by lower decontamination costs. In addition, the fourth-quarter charge includes the functional expenses of the Gulf Coast Restoration Organization.

Cash expenditures relating to the incident were $5.4 billion in the fourth quarter and $17.7 billion for the year pre-tax. This includes contributions by BP to the trust fund of $2 billion in the fourth quarter and $5 billion for the year.

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Gulf of Mexico oil spill (continued)

At the third quarter it was not possible to measure reliably any amounts in relation to future claims under OPA 90. By the year end BP believes that the history of claims received to date and payments made provides sufficient data for the determination of a provision for individual and business claims and state and local claims under OPA 90. As a consequence of providing for these future claims, the provision has been increased by $4.7 billion in the fourth quarter.

BP's obligations in relation to the trust fund have been recognized in full in the second quarter and $20 billion, discounted to take account of the time value of money, was charged in the income statement at that time. Since the $4.7 billion increase in the provision relates to OPA 90 claims which are covered by the trust fund, no further charge has been made to the income statement in the fourth quarter in relation to these items.

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty as described further in Note 2 on pages 24 - 29.

Response operations following the Deepwater Horizon incident in April 2010 have been managed under the federal government's response framework, which transitioned on 17 December from the UAC to the GC-IMT. Both the UAC and now the GC-IMT link the organizations responding to the incident and provide a forum for those organizations to make consensus decisions. If consensus cannot be reached the USCG FOSC carries the final decision on response related actions deemed necessary. As such, the activities undertaken by BP and its sub-contractors, and the associated costs, are not wholly within BP's control. While oversight and command of the GC-IMT response activity will remain with the US Coast Guard, it is the expectation that the daily execution of the response operations will transition to the BP Gulf Coast Restoration Organization at the end of the first quarter of 2011.

Co-owner recovery

BP is the operator of the Macondo well and holds a 65% working interest, with the remaining 35% interest held by two joint venture partners. While BP believes that it has a contractual right to recover the partners' shares of the costs incurred, no recovery amounts have been recognized in the financial statements. As of 25 January 2011, $6 billion has been billed to the joint venture partners, which BP believes to be contractually recoverable. Our joint venture partners have each written to BP indicating that they are withholding payment in light of the investigations surrounding the incident.

Provisions and contingencies

Oil Pollution Act of 1990 (OPA 90)

The claims against BP under the OPA 90 and for personal injury fall into three categories: (i) claims by individuals and businesses for removal costs, damage to real or personal property, lost profits or impairment of earning capacity, loss of subsistence use of natural resources and for personal injury ('Individual and Business Claims'); (ii) claims by state and local government entities for removal costs, physical damage to real or personal property, loss of government revenue and increased public services costs ('State and Local Claims'); and (iii) claims by the United States, a State trustee, an Indian tribe trustee, or a foreign trustee for natural resource damages ('Natural Resource Damages claims'). In addition, BP faces civil litigation in which violations of OPA 90 along with other causes of actions, including personal injury claims and punitive damages, are asserted by individuals, businesses and government entities.

A provision has been recorded for Individual and Business Claims and State and Local Claims. A provision has also been recorded for claims centre administration costs and natural resource damage assessment costs.

BP considers that it is not possible to measure reliably any obligation in relation to other Natural Resource Damage claims under OPA 90 or the outcomes of litigation for violations of OPA 90. These items are therefore disclosed as contingent liabilities.

BP has established a trust fund of $20 billion to be funded over the period to the fourth quarter of 2013, which is available to satisfy the OPA 90 claims and litigation referred to above with the exception of claims administration costs which are borne separately by BP. BP's obligations in relation to the trust fund have been recognized in full and $20 billion, adjusted to take account of the time value of money, was charged to the income statement in the second quarter of the year. The establishment of this trust fund does not represent a cap or floor on BP's liabilities and BP does not admit liability for this amount.

Other items

Provisions at 31 December 2010 also include amounts in relation to offshore and onshore oil spill response, BP's commitment to a 10-year research programme in the Gulf of Mexico, estimated penalties for strict liability under the Clean Water Act and estimated legal fees expected to be incurred in the next two years.

BP considers that it is not possible to measure reliably any obligation in relation to litigation or potential fines and penalties, except in relation to the Clean Water Act, and legal fees beyond two years. These items are therefore disclosed as contingent liabilities.

No amounts have been recognized for recovery of costs from our co-owners of the Macondo well because under IFRS recovery must be virtually certain for receivables to be recognized.

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Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) for the period

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
8,505	8,350	8,000	Exploration and Production	30,886	24,800
(1,943)	1,787	964	Refining and Marketing	5,555	743
(392)	(568)	(550)	Other businesses and corporate	(1,516)	(2,322)
-	(7,656)	(1,010)	Gulf of Mexico oil spill response(a)	(40,858)	-
(492)	85	56	Consolidation adjustment	447	(717)
5,678	1,998	7,460	RC profit (loss) before interest and tax(b)	(5,486)	22,504

			Finance costs and net finance income or
			expense relating to pensions and other
(302)	(335)	(346)	post-retirement benefits	(1,123)	(1,302)
(1,846)	272	(2,404)	Taxation on a replacement cost basis	2,090	(7,066)
(83)	(88)	(96)	Minority interest	(395)	(181)
			Replacement cost profit (loss)
3,447	1,847	4,614	attributable to BP shareholders	(4,914)	13,955

1,256	(82)	1,445	Inventory holding gains (losses)	1,784	3,922
			Taxation (charge) credit on inventory holding
(408)	20	(492)	gains and losses	(589)	(1,299)
			Profit (loss) for the period attributable
4,295	1,785	5,567	to BP shareholders	(3,719)	16,578

(a)	See Note 2 on pages 24 - 29 for further information on the accounting for the Gulf of Mexico oil spill response.
(b)	Replacement cost profit or loss reflects the replacement cost of supplies. For further information see page 19.

Total of non-operating items and fair value accounting effects(a)(b)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
1,422	1,809	1,344	Exploration and Production	3,196	3,184
(1,958)	161	220	Refining and Marketing	672	(2,864)
(65)	(86)	(67)	Other businesses and corporate	(200)	(489)
-	(7,656)	(1,010)	Gulf of Mexico oil spill response	(40,858)	-
(601)	(5,772)	487	Total before interest and taxation	(37,190)	(169)
-	(47)	(30)	Finance costs(c)	(77)	-
(601)	(5,819)	457	Total before taxation	(37,267)	(169)
(336)	2,135	(207)	Taxation credit (charge)(d)	11,831	(453)
(937)	(3,684)	250	Total after taxation for period	(25,436)	(622)

(a)	An analysis of non-operating items by type is provided on page 20 and an analysis by region is shown on pages 9, 11 and 12.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 21.
(c)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 24 - 29 for further details.
(d)
Tax is calculated using the quarter's effective tax rate (excluding the impact of the Gulf of Mexico oil spill) on replacement cost profit or loss. However, the US statutory tax rate has been used for expenditures relating to the Gulf of Mexico oil spill that qualify for tax relief. For the fourth quarter and year in 2009, no tax credit was calculated on the goodwill impairment in Refining and Marketing because the charge is not tax deductible.

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Per share amounts

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			Per ordinary share (cents)(a)
22.90	9.50	29.62	Profit (loss) for the period	(19.81)	88.49
18.38	9.83	24.55	RC profit (loss) for the period	(26.17)	74.49

			Per ADS (dollars)(a)
1.37	0.57	1.78	Profit (loss) for the period	(1.19)	5.31
1.10	0.59	1.47	RC profit (loss) for the period	(1.57)	4.47

(a)	See Note 6 on page 31 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
34,627	39,979	45,336	Gross debt	45,336	34,627
			Less: fair value asset (liability) of hedges
127	797	916	related to finance debt	916	127
34,500	39,182	44,420		44,420	34,500
8,339	12,803	18,556	Cash and cash equivalents	18,556	8,339
26,161	26,379	25,864	Net debt	25,864	26,161
102,113	90,366	95,891	Equity	95,891	102,113
20%	23%	21%	Net debt ratio	21%	20%

See Note 7 for further details on finance debt.
Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 7 cents per ordinary share to be paid in March. The corresponding amount in sterling will be announced on 14 March 2011, calculated from the average of the market exchange rates for the four dealing days commencing on 8 March 2011. Holders of American Depositary Shares (ADSs) will receive $0.42 per ADS. The dividend is payable on 28 March 2011 to shareholders and ADS holders on the register on 11 February 2011. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme including the fourth-quarter dividend and timetable are available at www.bp.com/scrip.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			Dividends paid per ordinary share
14.000	-	-	cents	14.000	56.000
8.512	-	-	pence	8.679	36.417
84.00	-	-	Dividends paid per ADS (cents)	84.00	336.00

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Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
8,664	8,351	8,114	Profit before interest and tax(a)	30,970	24,942
(159)	(1)	(114)	Inventory holding (gains) losses	(84)	(142)
			Replacement cost profit before
8,505	8,350	8,000	interest and tax	30,886	24,800

			By region
2,517	3,602	1,522	US	9,684	6,685
5,988	4,748	6,478	Non-US	21,202	18,115
8,505	8,350	8,000		30,886	24,800

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the fourth quarter and full year was $8,000 million and $30,886 million respectively, compared with $8,505 million and $24,800 million respectively for the same periods in 2009. The increase in both periods was primarily due to higher realizations, lower depreciation and higher earnings from equity-accounted entities, mainly TNK-BP, partly offset by lower production and higher production taxes. In addition, gas marketing and trading incurred a loss in the fourth quarter resulting in a significantly lower contribution compared with the same periods last year. The increase also reflected the impact of non-operating items as described in more detail below.

The fourth quarter and full year benefited from net non-operating gains of $1,356 million and $3,199 million respectively, primarily gains on disposals partly offset by impairment charges. The full year also included fair value losses on embedded derivatives. The corresponding periods in 2009 included net non-operating gains of $976 million and $2,265 million respectively. In the fourth quarter and full year, fair value accounting effects had unfavourable impacts of $12 million and $3 million respectively compared with favourable impacts of $446 million and $919 million in the same periods of last year.

Production for the quarter was 3,673mboe/d, 9% lower than the fourth quarter of 2009. After adjusting for the effect of acquisitions and divestments and entitlement impacts in our production-sharing agreements (PSAs), the decrease was 6%. As expected, this primarily reflects higher turnaround activity, continued impacts to Gulf of Mexico production as a result of the drilling moratorium and the absence of the 40mboe/d benefit in the fourth quarter of 2009 related to the make-up of a prior-period underlift. Production for the full year was 3,822mboe/d, 4% lower than the same period of 2009. After adjusting for entitlement impacts in our PSAs and the effects of acquisitions and divestments, production was 2% lower, largely due to the impacts on Gulf of Mexico production. On 16 November production from the Rhum gas field in the central North Sea, in which the Iranian Oil Company (UK) Limited has a 50% interest, was suspended pending clarification from the UK government on certain aspects of the new EU Regulations concerning restrictive measures against Iran.

Looking ahead, we expect first-quarter production to reflect the continued impact from disposals, the continued lack of drilling activity in the Gulf of Mexico, the impact from the shutdown of the Alyeska-operated Trans Alaska Pipeline System in January, and entitlement impacts in ourproduction-sharing agreements if prices remain at current levels, partly offset by our first production from Iraq.

We have continued to make strategic progress in the quarter. In Indonesia, we were awarded a 100% interest in the North Arafura oil and gas production-sharing agreement and in Egypt, we announced the Hodoa discovery in the West Mediterranean Deepwater, Nile delta concession (BP 80% and operator). In October, BP was awarded seven blocks in the 26th UK offshore exploration licensing round. After the end of the quarter, in Iraq, the Rumaila Operating Organization met a major milestone in the redevelopment of the Rumaila field in southern Iraq by increasing production by more than 10% above the 1.066 million barrels a day initial production rate agreed in December 2009. We signed a new agreement with the China National Offshore Oil Corporation (CNOOC) for deepwater exploration in the South China Sea. The agreement provides rights to explore block 43-11, subject to partner and government approval. In Australia, we were awarded four deepwater offshore blocks off the coast of south Australia. Finally, together with Rosneft, we announced that we have agreed a strategic alliance and will seek to form a joint venture to explore and, if successful, develop three licence blocks on the Russian Arctic continental shelf. Following completion of the share swap agreement with Rosneft previously announced on 14 January 2011, Rosneft will receive 5% of BP's ordinary voting shares in exchange for approximately 9.5% of Rosneft's shares. For further information relating to the Rosneft transaction, see Note 6 on page 31, Note 10 on page 33 and Legal proceedings on page 38.

During the quarter, we completed the disposal of our Western Canadian upstream gas assets and the Western Desert and East Badr El-din concessions in Egypt to Apache Corporation. We also completed the disposal of our remaining US Permian Basin assets (the majority of these assets were sold to Apache in the third quarter). We announced that we have entered into an agreement to sell our interests in Pan American Energy (PAE) to Bridas Corporation. Bridas will pay BP $7.06 billion in cash for its 60% interest in PAE. We also announced that we have entered into an agreement to sell almost all of our exploration and production assets in Pakistan to United Energy Group Limited (UEG). UEG will pay BP $775 million in cash for these assets, which consist of nine production and exploration blocks in Sindh province and four offshore exploration blocks in the Arabian Sea. Both transactions are subject to closing conditions, including receipt of all necessary governmental and regulatory approvals.

After the end of the quarter, we completed the disposal of our Colombia business to a consortium of Ecopetrol and Talisman and the disposal of our interests in four mature producing oil and gas fields in the deepwater Gulf of Mexico to Marubeni Oil and Gas.

Our 2010 reported reserves replacement ratio including equity-accounted entities, excluding acquisitions and disposals, was 106% (details of which will be provided in BP Annual Report and Form 20-F 2010).

Top of page 9
Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Non-operating items
21	1,681	(273)	US	1,190	145
955	60	1,629	Non-US	2,009	2,120
976	1,741	1,356		3,199	2,265
			Fair value accounting effects(a)
218	86	9	US	141	687
228	(18)	(21)	Non-US	(144)	232
446	68	(12)		(3)	919
			Exploration expense
149	78	254	US(b)	465	663
123	82	177	Non-US	378	453
272	160	431		843	1,116
			Production (net of royalties)(c)
			Liquids (mb/d)(d)
687	564	567	US	594	665
219	155	155	Europe	177	208
852	859	858	Russia	856	840
819	743	686	Rest of World	747	822
2,577	2,321	2,266		2,374	2,535
			Natural gas (mmcf/d)
2,313	2,190	2,085	US	2,184	2,316
583	412	390	Europe	487	634
654	542	698	Russia	640	601
5,018	5,220	4,987	Rest of World	5,090	4,934
8,568	8,364	8,160		8,401	8,485
			Total hydrocarbons (mboe/d)(e)
1,086	941	927	US	970	1,064
320	226	222	Europe	261	317
965	953	978	Russia	967	944
1,683	1,643	1,546	Rest of World	1,624	1,673
4,054	3,763	3,673		3,822	3,998
			Average realizations(f)
68.02	70.47	78.80	Total liquids ($/bbl)	73.41	56.26
3.68	3.92	3.98	Natural gas ($/mcf)	3.97	3.25
45.83	45.05	50.41	Total hydrocarbons ($/boe)	47.90	38.36

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 21.
(b)	Fourth quarter and year 2010 includes $157 million related to decommissioning of idle infrastructure, as required by BOEMRE's Notice of Lessees 2010 GO5 issued in October 2010.
(c)	Includes BP's share of production of equity-accounted entities.
(d)	Crude oil and natural gas liquids.
(e)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(f)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 10
Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
(869)	1,699	2,282	Profit (loss) before interest and tax(a)	7,239	4,517
(1,074)	88	(1,318)	Inventory holding (gains) losses	(1,684)	(3,774)
			Replacement cost profit (loss)
(1,943)	1,787	964	before interest and tax	5,555	743

			By region
(2,331)	220	21	US	935	(2,578)
388	1,567	943	Non-US	4,620	3,321
(1,943)	1,787	964		5,555	743

(a)	Includes profit after interest and tax of equity-accounted entities.

Replacement cost profit before interest and tax for the fourth quarter and full year was $964 million and $5,555 million respectively. The results for the equivalent periods of 2009 were a loss of $1,943 million and a profit of $743 million respectively.

The 2010 results included net non-operating gains of $86 million for the fourth quarter and $630 million for the full year, mainly relating to gains on disposals, partly offset by restructuring charges. A year ago, there were net non-operating charges of $1,846 million and $2,603 million respectively, mainly relating to an impairment of goodwill in the US and restructuring charges. Fair value accounting effects had a favourable impact of $134 million for the quarter and $42 million for the full year. A year ago, there was an unfavourable impact of $112 million and $261 million respectively.

The result for the fourth quarter and full year, compared with the same periods last year, reflected a stronger overall refining environment, as well as improved operational performance in the fuels value chains, continued strong operational performance in the international businesses and further cost efficiencies. Against this very good operational delivery, the results were particularly impacted by a fourth-quarter loss from supply and trading resulting in a significantly lower contribution from this activity compared with the same periods last year. The fourth-quarter results were also impacted by certain one-off charges. The US region was at breakeven for the quarter and profitable for the full year, primarily reflecting improved operational performance and further cost efficiencies, partly offset by a significantly weaker supply and trading contribution.

In the fuels value chains, refining throughputs in the fourth quarter increased by 117mb/d compared with the same period last year, and Solomon refining availability (as defined in footnote (b) on page 11) remained high at 94.9% for the quarter.

In the international businesses, performance continued to be strong. Petrochemicals continued to capture the benefit of demand recovery through high reliability and full-year production volumes that were more than 20% higher than 2009 and lubricants continued to deliver earnings growth.

Looking ahead, we expect first-quarter refining margins to be similar to the fourth quarter and the petrochemicals environment to remain robust. BP's refinery turnaround activities are expected to be slightly higher than in the fourth quarter of 2010.

During the fourth quarter, BP completed the sale of its interest in the LPG China Zhuhai Cavern Complex.

In November, BP announced that it had agreed to sell its fuels marketing businesses in Namibia, Botswana and Zambia to Puma Energy. BP also announced that it had agreed to sell its 50% interest in each of BP Malawi and BP Tanzania to Puma Energy, subject to the pre-emption rights of its co-shareholders. The sale of BP Botswana was completed in the fourth quarter of 2010, with completion in the other countries expected to take place in 2011, subject to various regulatory approvals.

Following a strategic review, we intend to divest the Texas City refinery and the southern part of our West Coast Fuels Value Chain, including the Carson refinery, by the end of 2012 subject to all necessary legal and regulatory approvals. BP will ensure current obligations at Texas City are fulfilled.

Top of page 11
Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
			Non-operating items
(1,697)	216	(12)	US	352	(2,037)
(149)	166	98	Non-US	278	(566)
(1,846)	382	86		630	(2,603)

			Fair value accounting effects(a)
(9)	(61)	27	US	19	16
(103)	(160)	107	Non-US	23	(277)
(112)	(221)	134		42	(261)

			Refinery throughputs (mb/d)
1,289	1,342	1,343	US	1,350	1,238
722	772	777	Europe	775	755
292	315	300	Rest of World	301	294
2,303	2,429	2,420	Total throughput	2,426	2,287
94.4	95.0	94.9	Refining availability (%)(b)	95.0	93.6

			Sales volumes (mb/d)(c)
			Marketing sales by region
1,426	1,431	1,415	US	1,433	1,426
1,507	1,491	1,379	Europe	1,402	1,504
651	592	597	Rest of World	610	630
3,584	3,514	3,391	Total marketing sales	3,445	3,560
2,390	2,279	2,485	Trading/supply sales	2,482	2,327
5,974	5,793	5,876	Total refined product sales	5,927	5,887

			Global Indicator Refining Margin (GIM) ($/bbl)(d)
1.68	7.24	5.86	US West Coast	6.16	5.88
1.75	4.72	5.03	US Gulf Coast	4.96	4.63
1.22	6.34	4.97	US Midwest	5.19	5.43
2.69	2.59	4.50	North West Europe	3.80	3.26
0.79	2.70	3.44	Mediterranean	3.29	2.11
(1.47)	2.34	2.32	Singapore	1.63	0.21
1.49	4.53	4.64	BP Average GIM	4.44	4.00

			Chemicals production (kte)
841	1,072	1,046	US	4,146	3,110
901	1,027	894	Europe(e)	4,051	3,724
1,727	1,883	1,780	Rest of World	7,397	5,826
3,469	3,982	3,720	Total production(e)	15,594	12,660

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 21.
(b)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.
(d)
The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

(e)	A minor amendment has been made to comparative periods.

Top of page 12
Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2009	2010	2010		2010	2009
			$ million
(369)	(563)	(537)	Profit (loss) before interest and tax(a)	(1,500)	(2,316)
(23)	(5)	(13)	Inventory holding (gains) losses	(16)	(6)
			Replacement cost profit (loss) before
(392)	(568)	(550)	interest and tax	(1,516)	(2,322)

			By region
(141)	(156)	(225)	US	(731)	(728)
(251)	(412)	(325)	Non-US	(785)	(1,594)
(392)	(568)	(550)		(1,516)	(2,322)
			Results include
			Non-operating items
14	(71)	(54)	US	(238)	(164)
(79)	(15)	(13)	Non-US	38	(325)
(65)	(86)	(67)		(200)	(489)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium business, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the fourth quarter and the year was $550 million and $1,516 million respectively, compared with losses of $392 million and $2,322 million a year ago. The 2010 results included net non-operating charges of $67 million for the fourth quarter and $200 million for the full year.

In addition, the result for the fourth quarter compared with the same period last year reflected adverse foreign exchange effects. On a full-year basis, compared with a year ago, the primary additional factors impacting the result were improved business performance, more favourable foreign exchange effects and cost efficiencies.

In Alternative Energy, our solar business achieved sales of 136MW in the fourth quarter, compared with 88MW a year ago. In our US wind business, full commercial operation began at the 125MW Goshen North Wind Farm in Idaho, a 50:50 joint venture between BP and Ridgeline Energy LLC. The net generation capacity(b) of our wind business at the end of the fourth quarter was 774MW (1,362MW gross), compared with 711MW (1,237MW gross) a year ago.

In 2011, we expect the quarterly loss, excluding non-operating items, for Other businesses and corporate to average around $400 million. As in previous years, this is likely to be volatile on an individual quarterly basis.

(b)
Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Refining and Marketing segment.

Top of page 13
Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements particularly those regarding an expected increase in cash costs in 2011; disposal proceeds in 2011 and the identification of further assets that may be strategically more valuable to others than to BP; expectations for organic capital expenditure for 2011; depreciation, depletion and amortization; the anticipated reduction in net debt; the quarterly dividend payment; the completion of the P&A of the second relief well; the completion of the decontamination of the vessels involved in the response to the Gulf of Mexico oil spill; the timing of seabed and seismic surveys of the area affected by the Gulf of Mexico oil spill and the recovery of diesel from the Deepwater Horizon rig; BP's plans to provide certain funding to the state of Florida;the expected timing of the transition of control of the Gulf of Mexico response operations from the GC-IMT to the BP Gulf Coast Restoration Organization; the magnitude and timing of remaining remediation costs related to the Gulf of Mexico oil spill; the factors that could affect the magnitude of BP's ultimate exposure and the cost to BP in relation to the spill and any potential mitigation resulting from BP's partners or others involved in the spill; the potential liabilities resulting from pending and future legal proceedings and potential investigations and civil or criminal actions that US state and/or local governments could seek to take against BP as a result of the spill; the timing of claims and litigation outcomes and of payment of legal costs; the anticipated timing for completion of the disposition of certain BP assets; contributions to and payments from the trust fund and the setting aside of assets while the fund is building; the expected impact on first quarter production from announced divestments, ongoing decline in the Gulf of Mexico, impacts from the shutdown of the Trans Alaska Pipeline System and PSA entitlements; expectations for first quarter refining margins and for the petrochemicals environment; expectations for refinery turnaround activities; refinery divestments and fulfilment of obligations; quarterly loss for Other businesses and corporate; continuing requests for cost reimbursement from the US Coast Guard and other governmental authorities; the timing for publication of investigation reports; the impact of BP's potential liabilities relating to the Gulf of Mexico oil spill on the group, including its business, results and financial condition; and BP's anticipated response to potential future claims against Alyeska and Atlantic Richfield; anticipated impact of completion of a share swap agreement entered into with Rosneft and of a court application by Alfa Petroleum Holdings Limited and OGIP Ventures Limited in relation to this and other agreements entered into with Rosneft. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry produc supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement, under "Risk factors" in our Annual Report and Accounts 2009 and our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and under "Principal risks and uncertainties" in our Current Report on Form 6-K filed with the SEC on 28 July 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary